# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stirling Hotels & Resorts, Inc., CIK 0002003881
CUSIP: 86088T407
Title of class of securities: Class S Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 14185 Dallas Parkway, Suite 1200, Dallas, Texas (TX), 75254
Date of event which requires filing of this statement: 08/29/2025
Filed by CIK 0001608195
Persons authorized to receive notices and communications: Deric S. Eubanks, 14185 Dallas Parkway, Suite 1200, Dallas, Texas (TX), 75254, (972) 490-9600

## Reporting persons
- Deric S. Eubanks (CIK 0001608195): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class S Common Stock, $0.01 par value per share
Name of issuer: Stirling Hotels & Resorts, Inc.
Address of issuer's principal executive offices: 14185 Dallas Parkway, Suite 1200, Dallas, Texas (TX), 75254
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relates to the Class S common stock, par value $0.01 per share (the "Class S Common Stock"), of Stirling Hotels & Resorts, Inc., a Maryland corporation (the "Issuer"), and is being filed by Deric S. Eubanks (the "Reporting Person").

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the "SEC") on November 15, 2024 (the "Existing Schedule 13D"). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D. Except as specifically amended hereby, items in the Existing Schedule 13D remain unmodified. This Amendment No. 1 constitutes an exit filing for the Reporting Person. As further described in this Amendment No. 1, the Reporting Person redeemed the shares of Class S Common Stock at a price per share of $33.9314, the Issuer's net asset value for Class S Common Stock (the "NAV") as of July 31, 2025, in connection with a wind-down of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment No. 1 amends and supplements the Existing Schedule 13D. This Amendment No. 1 constitutes an exit filing for the Reporting Person. The Reporting Person redeemed the shares of Class S Common Stock at a price per share of $33.9314, the Issuer's Class S Common Stock NAV as of July 31, 2025, in connection with a wind-down of the Issuer. As a result, effective August 29, 2025, the Reporting Person has ceased to have beneficial ownership of any shares of Class S Common Stock of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Class S Common Stock beneficially owned by such Reporting Persons are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Class S Common Stock as to which the Reporting Person has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of are incorporated herein by reference.
Transactions in the class effected during the past sixty days: There have been no transactions in the Class S Common Stock during the 60-day period immediately preceding the filing date of this Amendment.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 29, 2025, the Reporting Persons ceased to beneficially own more than five percent of the Issuer's Class S Common Stock.

## Signatures
- Deric S. Eubanks: /s/ Deric S. Eubanks, Deric S. Eubanks (09/03/2025)